UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEMC ELECTRONIC MATERIALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,
Par Value $.01 per share
 (Title of Classes of Securities)

552715104
(CUSIP Number of Class of Securities Underlying Options)

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Copies To:

LaDawn Naegle
Bryan Cave LLP
1155 F Street, NW
Washington, DC 20004
Telephone: (202) 508-6046
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not applicable*
*Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing contains only preliminary communications made before the commencement of an anticipated tender offer to allow eligible employees of MEMC Electronic Materials, Inc.  (“MEMC”) that hold certain eligible stock options to participate in a one-time voluntary stock option exchange program (“Option Exchange Program”).
Attached as Exhibit 99.1 is a communication, dated July 5, 2012, from Ahmad Chatila, MEMC's President and Chief Executive Officer, to the employees of MEMC announcing that MEMC's stockholders voted to approve MEMC's proposed Option Exchange Program and providing information about upcoming informational sessions to assist eligible employees in understanding the key components and timeframe of the Option Exchange Program.

The Option Exchange Program described in the exhibit(s) attached hereto has not yet commenced. MEMC Electronic Materials, Inc. will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. We will deliver the tender offer documents to all eligible employees free of charge when the tender offer commences, and anyone will be able to obtain these written materials and other documents filed by MEMC Electronic Materials, Inc. with the SEC free of charge from the SEC's website at www.sec.gov.

Exhibit Index

Exhibit No.
99.1
Communication delivered on July 5, 2012 from Ahmad Chatila, President and Chief Executive Officer of MEMC Electronic Materials, Inc. to employees announcing approval of MEMC's proposed Option Exchange Program and providing information about upcoming informational sessions.